Exhibit 99(d)(17)(A)

JOHN HANCOCK FUNDS II

AMENDMENT TO SUBADVISORY AGREEMENT

Stone Harbor Investment Partners LP

AMENDMENT made as of this 1st day of July, 2014 to the Subadvisory Agreement dated January 1, 2014, as amended (the “Agreement”), between John Hancock Advisers, LLC, a Delaware limited liability company (the “Adviser”), and Stone Harbor Investment Partners LP (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement relating to compensation of the Subadviser is replaced in its entirety by the attached Appendix A. Appendix A is amended to decrease the subadvisory fee for the Global Income Fund. This Amendment supersedes any prior amendment to the Agreement relating to compensation of the Subadviser.

2.	EFFECTIVE DATE

This Amendment shall become effective on the later to occur of: (i) approval of the Amendment by the Board of Trustees of John Hancock Funds II or (ii) execution of the Amendment.

(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK ADVISERS, LLC

By:	/s/ Leo Zerilli
	Name:	Leo Zerilli
	Title	Senior Vice President and Chief Investment Officer

Stone Harbor Investment Partners LP

By:	/s/ Adam J. Shapiro
	Name:	Adam J. Shapiro
	Title	General Counsel

APPENDIX A

The Subadviser shall serve as investment subadviser for the following portfolios of the Trust. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement, the fee computed separately for the assets managed by the Subadviser for each such Portfolio at an annual rate as follows (the "Subadviser Percentage Fee"):

Portfolio	First $[ ] million	Next $[ ] million	Excess over $[ ] million
Global Income Fund (formerly Global High Yield Fund)	[ ]%	[ ]%	[ ]%
Short Duration Credit Opportunities Fund	[ ]%	[ ]%	[ ]%

The Subadviser Percentage Fee for each Portfolio shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Subadviser. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in the preceding paragraph, and multiplying this product by the net assets of the Portfolio as determined in accordance with the Trust's prospectus and statement of additional information as of the close of business on the previous business day on which the Trust was open for business.

If this Agreement becomes effective or terminates before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.